   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 1998


                                                      REGISTRATION NO. 333-68489

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          MINDSPRING ENTERPRISES, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

                     DELAWARE                                           58-2113290
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                          Identification Number)

                             ---------------------

                     1430 WEST PEACHTREE STREET, SUITE 400
                               ATLANTA, GA 30309
                                 (404) 815-0770

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                               CHARLES M. BREWER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          MINDSPRING ENTERPRISES, INC.
                     1430 WEST PEACHTREE STREET, SUITE 400
                               ATLANTA, GA 30309
                                 (404) 815-0770

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

              NANCY J. KELLNER, ESQ.                               BRYAN E. DAVIS, ESQ.
              HOGAN & HARTSON L.L.P.                                 ALSTON & BIRD LLP
                  COLUMBIA SQUARE                                   ONE ATLANTIC CENTER
            555 THIRTEENTH STREET, N.W.                         1201 WEST PEACHTREE STREET
            WASHINGTON, D.C. 20004-1109                           ATLANTA, GA 30309-3424
                  (202) 637-5600                                      (404) 881-7000

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
                             ---------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
                             ---------------------
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
        TITLE OF EACH CLASS                AMOUNT           PROPOSED           PROPOSED          AMOUNT OF
           OF SECURITIES                    TO BE       MAXIMUM OFFERING   MAXIMUM AGGREGATE   REGISTRATION
         TO BE REGISTERED                REGISTERED     PRICE PER SHARE     OFFERING PRICE          FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value......     2,300,000(1)        $58.94(2)      $135,562,000(2)      $37,687(3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


(1) Includes 300,000 shares subject to an over-allotment option granted by the Company to the underwriters.

(2) Estimated solely for purposes of calculating the registration fee.


(3) Previously paid.

                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 11, 1998


PROSPECTUS

                                2,000,000 SHARES

                               (MINDSPRING LOGO)

                                  COMMON STOCK
                            ------------------------

     MindSpring Enterprises, Inc. is a leading national Internet service provider focused on serving individuals and small businesses. We are also a leading provider of Web hosting services, a complement to our Internet access business and one of the fastest growing segments of the Internet marketplace.


     We are offering and selling 2,000,000 shares of common stock with this prospectus. The Company's shares are listed for trading on The Nasdaq Stock Market's National Market under the symbol "MSPG." On December 10, 1998, the last reported sale price of our common stock on the Nasdaq National Market was $67.50.


                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD WITH THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                               PER SHARE       TOTAL
----------------------------------------------------------------------------------------
Public Price................................................       $             $
Underwriting Discounts......................................       $             $
Proceeds to the Company.....................................       $             $
----------------------------------------------------------------------------------------

     The underwriters may purchase up to an additional 300,000 shares of common stock from the Company at the public price less underwriting discounts solely to cover over-allotments.

     The underwriters are severally underwriting the shares being offered. The underwriters are offering the shares when, as and if delivered to and accepted by them, subject to various prior conditions, including their right to reject orders in whole or in part. The underwriters expect to deliver the shares
against payment in New York, New York on           , 1998.

ING BARING FURMAN SELZ LLC
            DONALDSON, LUFKIN & JENRETTE

                         J.C. BRADFORD & CO.

                                     WHEAT FIRST UNION

                                              JEFFERIES & COMPANY, INC.

                            ------------------------

                  THIS PROSPECTUS IS DATED             , 1998.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). You may read and copy any of the information we file with the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of filed documents by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

     We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

     Our common stock is quoted on the Nasdaq National Market under the symbol "MSPG," and reports, proxy statements and other information concerning MindSpring can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                   CERTAIN INFORMATION ABOUT THIS PROSPECTUS

     We have filed a Registration Statement on Form S-3 with the SEC under the Securities Act of 1933 (the "Securities Act") covering the common stock being offered by means of this prospectus. As permitted by SEC rules, this prospectus omits certain information that is included in the Registration Statement. For further information about us and our common stock, you should refer to the Registration Statement and its exhibits. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the Registration Statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus (including statements incorporated by reference as discussed below) regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in the prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC under the Exchange Act, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of securities covered by this prospectus is completed. These documents contain important information about us and our financial condition.

     - Our Annual Report on Form 10-K for our fiscal year ended December 31, 1997, filed with the SEC on March 30, 1998.

     - Our amendments to our Annual Report on Form 10-K/A, filed with the SEC on April 30, 1998 and May 15, 1998.

     - Our Current Reports on Form 8-K, filed with the SEC on June 25, 1998, September 15, 1998, November 13, 1998 and December 7, 1998.


     - Our amendments on Form 8-K/A, filed with the SEC on December 11, 1998, to our Current Reports on Form 8-K filed with the SEC on November 13, 1998 and December 7, 1998.


     - Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1998, June 30, 1998 and September 30, 1998, filed with the SEC on May 1, 1998, August 13, 1998 and November 16, 1998, respectively.

     - Our amendment to our Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 1998, filed with the SEC on December 7, 1998.

     - The description of our common stock contained in our registration statement on Form 8-A filed with the SEC under Section 12 of the Exchange Act on March 1, 1996, including any amendments or reports filed for the purpose of updating the description.

     We will provide a copy of the information we incorporate by reference, at no cost, to each person, including any beneficial owner of our common stock, to whom this prospectus is delivered. To request a copy of any or all of this information, you should contact us at the following address and telephone number:

                       Investor Relations

                       MindSpring Enterprises, Inc.

                       1430 West Peachtree Street, Suite 400
                       Atlanta, Georgia 30309
                       (telephone: (404) 815-0770)

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference in it, as well as any prospectus supplement that accompanies it, include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend." We cannot promise that our expectations in such forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed in this prospectus under the caption "Risk Factors."

                               PROSPECTUS SUMMARY

     This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." Unless otherwise stated in this prospectus, all of the information in this prospectus assumes that the underwriters' over-allotment option is not exercised. All share data in this prospectus reflect a 3-for-1 stock split of our common stock effected on July 24, 1998.

                                  THE COMPANY

OUR BUSINESS

     MindSpring is a leading national Internet service provider, or ISP. We focus on serving individuals and small businesses. Our subscribers use their MindSpring accounts to, among other things, communicate, retrieve information, and publish information on the Internet. Our primary service offerings are dial-up Internet access and Web hosting, both of which we offer in various price and usage plans designed to meet the needs of our subscribers. Web hosting complements our Internet access business and is one of the fastest growing segments of the Internet marketplace. In addition to dial-up Internet access and Web hosting, we offer other value-added services, such as Web page design.

     We offer our subscribers:

     - user-friendly software, containing a complete set of the most popular Internet applications including electronic mail, World Wide Web access, Network News, File Transfer Protocol and Internet Relay Chat;

     - highly responsive customer service and technical support, which is available 24 hours a day, seven days a week; and

     - a reliable network that enables subscribers in 45 U.S. states and the District of Columbia to access the Internet via a local telephone call.

     Our nationwide network consists of Company-owned points of presence ("POPs") and POPs that are owned by other companies with which we have service agreements. Through these service agreements, we have the flexibility to offer Internet access in a particular market through a Company-owned POP, a third-party network provider's POP or a combination of the two. As part of our efforts to control quality and cost, we typically seek to increase the number of Company-owned POPs in markets where we have higher numbers of subscribers.

     Our principal executive offices are located at 1430 West Peachtree Street, Suite 400, Atlanta, Georgia 30309, and our telephone number at that address is
(404) 815-0770. We also maintain an Internet site on the World Wide Web at www.mindspring.com. Information contained at our website is not, and should not be deemed to be, a part of this prospectus.

OUR GROWTH HISTORY AND PROFITABILITY

     MindSpring has grown rapidly by:

     - providing superior customer service and technical support;

     - expanding marketing and distribution activities;

     - making strategic acquisitions; and

     - creating additional revenue streams by offering value-added services such as Web hosting that build on our basic operating capabilities and services.

     We have increased our subscriber base from approximately 12,000 subscribers at December 31, 1995 to approximately 455,000 subscribers at September 30, 1998. This number does not include subscriber accounts acquired from Spry, Inc. in October 1998. For a description of our acquisition of certain assets of Spry, Inc., see "-- Certain Recent
Developments -- Sprynet Acquisition." As of September 30, 1998, approximately 18,000 of these subscribers were Web hosting subscribers. In addition, we have rapidly increased revenues and have achieved profitability ahead of other national ISPs. We believe that providing superior service and support to our subscribers has contributed to our achieving significant market penetration in a number of our target markets. We also believe that high geographic concentrations of satisfied subscribers in a particular market reduces the costs of adding new subscribers in that market relative to revenues. This tends to result in higher margins and greater profitability in these markets. In the first three quarters of 1998, we had revenues of approximately $75 million, net income of approximately $6.9 million and earnings per share of $0.27.

OUR TARGET SUBSCRIBER GROUP AND MARKET DEMAND

     The demand for Internet access and value-added services is increasing rapidly. According to International Data Corporation ("IDC"), total United States ISP revenues are projected to grow from approximately $4.6 billion in 1997 to approximately $18.3 billion in 2000. In addition, IDC estimates that the number of Internet users in the United States who access the World Wide Web reached approximately 29.2 million in 1997, and estimates this number will grow to approximately 72.1 million in 2000.

     Trends contributing to this growth in demand include:

     - heightened consumer awareness of the Internet;

     - the increasing number of people who have computers with modems; and

     - the expanding diversity of information, entertainment and commercial offerings available on the Internet and the World Wide Web.

     Despite the Internet's rapid growth, use of the Internet by individuals and small businesses remains low and is expected to grow substantially from current levels. In addition, small businesses increasingly rely on full service ISPs to maintain and manage their Web presence. IDC estimates that total United States Web hosting revenues will grow from approximately $247 million in 1997 to approximately $3.6 billion by 2000. Consequently, we believe that there is a growing and unsatisfied demand among individuals and small businesses for high-quality Internet access and Web hosting services.

OUR STRATEGY

     Our objective is to strengthen MindSpring's position as a leading national provider of high quality Internet access, Web hosting and other value-added services to individuals and small businesses. We believe that to achieve this objective we need to:

     - Continue to provide superior customer service and technical support.

     Because the Internet is an evolving and growing medium, the number of potential problems subscribers may face is enormous. We believe that, as new applications designed for the Internet proliferate, even sophisticated subscribers periodically encounter problems. We focus on providing high levels of customer service and technical support in an effort to achieve maximum levels of customer satisfaction even as Internet applications become more varied and complex. As a result, we have low churn rates, and customer referrals continue to contribute significantly to the growth of our subscriber base. In addition, we have received numerous customer service awards, including being named ISP with the best customer support by PC World magazine in December 1997. In July 1998, PC World magazine presented us with its "World Class Award for Best ISP." We also won the 1998 Most Valuable Product Award as the Best National Internet Service Provider as awarded by PC Computing magazine in November 1998.

     To ensure a high level of customer service and technical support, one of our priorities is to maintain a sufficient number of qualified service and support personnel. Over half of our employees are engaged in this capacity. Our technical support staff is highly trained in the use of our starter-kit software and the Internet. Technical support is available to customers 24 hours a day, seven days a week.

     - Efficiently expand our national network.

     We intend to continue our efforts to efficiently increase the capacity and geographic reach of our network. This will allow us to support increasing numbers of subscribers and usage by subscribers and enter new markets. Our network strategy combines owning POPs in mature markets where we can cost-effectively deliver high quality access services and leasing POPs and capacity from third-party network service providers in new or developing markets. We continuously evaluate the economic and strategic benefits of building our own POPs versus leasing POPs from third parties in each of our markets. This hybrid strategy allows us the flexibility to modify our network cost structure on a market-by-market basis. As of November 30, 1998, after taking into account our acquisition of subscribers from Spry, Inc., approximately 63% of our subscribers access our network through a Company-owned POP.

     - Expand targeted marketing and distribution activities.

     We plan to continue to expand our targeted marketing and distribution efforts in markets where there is the opportunity for substantial market penetration. We believe that high geographic concentrations of subscribers reduce subscriber acquisition costs, which in turn contributes to higher margins. We intend to continue to encourage our existing subscribers to refer new customers to us. We also plan to increase our print publication, radio and direct mail advertising in certain targeted metropolitan areas throughout the United States. In addition, we will continue to pursue nationwide strategic alliances and retail opportunities to broaden our distribution channels. We currently have such relationships with, among others, Microsoft Corporation, The 3Com Corporation and Ziff-Davis, Inc.

     - Increase revenues from value-added services.

     We intend to continue to take advantage of our current sales, marketing and network capabilities to create additional revenue opportunities from value-added services such as Web hosting and Web page design.

     Value-added services are among the fastest growing segments of the Internet marketplace and are projected to grow in the United States from approximately $352 million in 1997 to approximately $7 billion by the year 2000. We began offering Web hosting in 1995. As of September 30, 1998, we had approximately 18,000 Web hosting customers. Business Services revenues, which consist predominantly of Web hosting, represent approximately 14% of our revenues. We intend to continue to aggressively market value-added services in order to increase our participation in these higher end and faster growing segments of the Internet marketplace.

     - Engage in selected acquisitions.

     Since early 1996, we have supplemented our expansion efforts through selected acquisitions of businesses and subscriber accounts. As we continue to expand, we may acquire additional subscriber accounts and complementary businesses. According to industry sources, the ISP market is undergoing consolidation as performance, reliability, and support expectations prevent smaller ISPs from increasing the scope of their operations to remain competitive on a national or regional basis. We intend to evaluate acquisition opportunities as they become available.

CERTAIN RECENT DEVELOPMENTS

     - Sprynet Acquisition

     In October 1998, we purchased substantially all of Spry, Inc.'s subscriber accounts and certain other assets used in connection with Spry's consumer dial-up Internet access business. Spry is a wholly owned subsidiary of America Online, Inc. ("AOL"). We acquired Spry's subscriber base of individual Internet access customers in the United States and Canada, as well as various assets used in serving those customers, including a customer support facility and a network operations facility in Seattle, Washington and all rights to the "Sprynet" name. We expect the final purchase price to be between $35 million and $45 million. The final price, which will be determined in the first quarter of 1999, is primarily a function of the number of acquired subscribers that remain MindSpring customers for a specified period of time. To date, we have paid AOL approximately $25 million for these assets.

     - Changes in our Management

     In October 1998, Michael G. Misikoff, our Executive Vice President and Chief Financial Officer, announced he will be resigning, effective as of a date in the first quarter of 1999 to be determined. Mr. Misikoff also serves as Treasurer and is a director of MindSpring. He is currently participating in the search for his replacement.

     In late November 1998, we hired Samuel R. DeSimone, Jr., to serve as General Counsel, Executive Vice President and Secretary of MindSpring. Mr. DeSimone is a graduate of New York University School of Law and a Phi Beta Kappa graduate of Amherst College. He was recently Vice President of Corporate Development with Merix Corporation of Forest Grove, Oregon.

     In early December 1998, we hired Dave Baker as our Vice President for Legal and Regulatory Affairs. Mr. Baker joins MindSpring from the Georgia Public Service Commission, where he was Chairman in 1996 and most recently was a Commissioner.

                                  THE OFFERING

Securities offered.........    2,000,000 shares of our common stock


Over-allotment option......    Up to 300,000 shares. If the over-allotment
                               option is exercised in full by the underwriters at an assumed public price per share of $67.50, the total public price, underwriting discounts, and proceeds to the Company will be $155.2 million, $7.7 million and $147.5 million, respectively.


Shares to be outstanding
after the offering.........    27,974,103 shares, based on the number of shares
                               of common stock outstanding on December 3, 1998.
                               This does not include an aggregate of 1,855,262 shares issuable pursuant to stock options granted as of December 3, 1998. This figure also assumes that the underwriters do not exercise their over-allotment option.

Use of proceeds............    For use in expansion of our business, as
                               additional working capital for general corporate purposes and for possible strategic acquisitions of subscriber accounts and complementary businesses or technologies.

Nasdaq National Market
Symbol.....................    MSPG

RISK FACTORS...............    YOU SHOULD READ THE "RISK FACTORS" SECTION,
                               BEGINNING ON PAGE 10, AS WELL AS THE OTHER
                               CAUTIONARY STATEMENTS THROUGHOUT THE ENTIRE
                               PROSPECTUS, TO ENSURE YOU UNDERSTAND THE RISKS
                               ASSOCIATED WITH AN INVESTMENT IN OUR COMMON
                               STOCK.

                      SUMMARY FINANCIAL AND OPERATING DATA

     You should read the following summary historical financial and operating data together with the section entitled "Use of Proceeds" included elsewhere in this prospectus and our financial statements and notes thereto and other financial and operating data incorporated by reference into this prospectus.

                                                                                                  NINE MONTHS
                                                        FISCAL YEAR ENDED DECEMBER 31,        ENDED SEPTEMBER 30,
                                                   ----------------------------------------   -------------------
                                                   INCEPTION
                                                   PERIOD (1)    1995      1996      1997       1997     1998 (2)
                                                   ----------    ----      ----      ----       ----     --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Revenues:
        Access...................................    $  70      $ 1,455   $13,420   $40,925   $27,267    $61,516
        Business services........................       --          260     2,286     7,711     5,249     10,344
        Subscriber start-up fees.................       33          512     2,426     3,920     2,832      3,279
                                                     -----      -------   -------   -------   -------    -------
            Total revenues.......................      103        2,227    18,132    52,556    35,348     75,139
    Cost and expenses:
        Cost of revenues -- recurring............       37          627     6,332    15,203    10,642     20,333
        Cost of subscriber start-up fees.........       15          339     1,876     1,619     1,100      1,834
        Selling, general and administrative......      121        2,230    14,161    30,784    21,836     37,240
        Depreciation and amortization............        5          265     3,285     8,695     6,161      9,244
                                                     -----      -------   -------   -------   -------    -------
            Total operating expenses.............      178        3,461    25,654    56,301    39,739     68,651
                                                     -----      -------   -------   -------   -------    -------
    Operating gain (loss)........................      (75)      (1,234)   (7,522)   (3,745)   (4,391)     6,488
    Interest income (expense), net...............       --         (725)      (90)     (338)     (190)       590
                                                     -----      -------   -------   -------   -------    -------
    Income before income taxes...................      (75)      (1,959)   (7,612)   (4,083)   (4,581)     7,078
    Income tax provision.........................       --           --        --        --        --       (212)
                                                     -----      -------   -------   -------   -------    -------
    Net income (loss)............................     $(75)     $(1,959)  $(7,612)  $(4,083)  $(4,581)   $ 6,866
                                                     =====      =======   =======   =======   =======    =======
    Diluted earnings (loss) per share............               $ (0.20)  $ (0.48)  $ (0.18)  $ (0.20)   $  0.27
    Pro forma diluted earnings per share (3).....                                                           0.24
    Diluted weighted average common shares
      outstanding................................                 9,930    15,759    22,542    22,525     25,446
OTHER OPERATING DATA:
    Approximate number of subscribers at end of
      period.....................................    1,000       12,000   122,000   278,000   224,000    455,000
    Approximate number of employees at end of
      period.....................................        8           95       321       502       465        732
    Cash flow (used in) from operations..........      (33)         (70)   (2,005)   11,354     4,235     18,318
    EBITDA (4)...................................     $(70)     $  (969)  $(4,237)  $ 4,950   $ 1,170    $15,732
    EBITDA margin (4)............................      (68)%        (44)%     (23)%       9%        5%        21%


                                                                   SEPTEMBER 30, 1998
                                                              ----------------------------
                                                              HISTORICAL   AS ADJUSTED (5)
                                                              ----------   ---------------
BALANCE SHEET DATA:
    Cash and cash equivalents...............................   $ 62,498       $190,238
    Working capital.........................................     46,895        174,635
    Total assets............................................    100,015        227,755
    Total debt, including current maturities................      6,385          6,385
    Total stockholders' equity..............................     78,363        206,103


---------------
(1) The Inception Period is the period from February 24, 1994 (inception) to December 31, 1994.

(2) Does not take into account our acquisition of certain assets of Spry, Inc. in October 1998.


(3) Adjusted to reflect the sale by the Company of (i) 3,000,000 shares of common stock on June 3, 1998 at a price to the public of $17.67 per share and (ii) 2,000,000 shares of common stock offered with this prospectus at an assumed price to the public of $67.50 per share, as if all of these shares were outstanding for the entire nine-month period ended September 30, 1998. This number does not take into account our acquisition of certain assets of Spry, Inc. in October 1998.


(4) EBITDA represents operating gain (loss) plus depreciation and amortization. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing the Company's operating performance, financial position and cash flows. EBITDA is not necessarily comparable with similarly titled measures for other companies.


(5) Adjusted to reflect the sale of 2,000,000 shares of common stock offered with this prospectus at an assumed price to the public of $67.50 per share. Assumes an increase to working capital equal to the aggregate estimated net proceeds of this offering. See "Use of Proceeds" for a description of our plans for application of the net proceeds of this offering. The as adjusted data do not take into account our acquisition of certain assets of Spry, Inc., which would decrease cash and cash equivalents and working capital by approximately $25 million.

                                  RISK FACTORS

     In addition to the other information contained in this prospectus, you should carefully consider the following risk factors relating to MindSpring before purchasing our common stock.

     WE HAVE A LIMITED OPERATING HISTORY DURING WHICH WE HAVE INCURRED SIGNIFICANT ANNUAL OPERATING LOSSES

     We started our business on February 24, 1994 and began offering Internet access in June 1994. Our limited historical operating data and rapid growth may make it more difficult for you to evaluate our performance. We have incurred annual operating losses since we started our business, although we had positive cash flows from operations during 1997 and have been profitable in each quarter since the fourth quarter of 1997. Since 1995, our annual net losses and accumulated deficit (as of September 30, 1998) have been as follows:

1995............................................  $1,959,000
1996............................................  $7,612,000
1997............................................  $4,083,000
Accumulated Deficit (as of September 30,
  1998).........................................  $6,863,000

     Our ability to maintain profitability and positive cash flow depends upon a number of factors, including our ability to increase revenue while maintaining or reducing per subscriber costs by achieving economies of scale. We may not succeed in increasing or maintaining revenue or achieving or sustaining economies of scale and positive cash flow in the future, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

     VARIOUS FACTORS OUTSIDE OF OUR CONTROL MAY AFFECT OUR OPERATING RESULTS AND CAUSE POTENTIAL FLUCTUATIONS IN OUR QUARTERLY RESULTS

     Our future success depends on a number of factors, many of which are beyond our control. These factors include, among others:

     - how quickly we are able to acquire new subscribers;

     - how expensive it will be to acquire new subscribers;

     - whether we are able to keep the subscribers we have;

     - how much money we have to spend to improve our business and expand our operations;

     - how quickly we are able to develop new products and services that our subscribers require;

     - how our prices compare to those of our competitors;

     - whether customers accept our new and enhanced products and services;

     - how much our operating expenses increase;

     - the nature of changes in our strategy;

     - whether we lose key employees;

     - whether our business is subject to disruptions resulting from third parties encountering "Year 2000" computer problems;

     - whether and how quickly alternative technologies introduced by our competitors gain market acceptance;

     - whether our arrangements with third-party network providers under various services agreements prove to be viable;

     - changes in laws and regulations which affect our business;

     - the extent to which we experience increased competition in our markets;
       and

     - other general economic factors.

     Our operating results, cash flows, and liquidity may fluctuate significantly in the future. Our revenue depends on our ability to attract and keep subscribers who buy access or other services on a month-to-month basis. We usually offer our new subscribers a 30-day money-back satisfaction guarantee, and subscribers may discontinue their service at the end of any month for any reason. We incur certain expenses based on our expectations of future revenue. If revenue is less than we expect, we may not be able to reduce expenses proportionately. If we do not do so, our operating results, cash flows, and liquidity will likely be adversely affected. Due to all of the foregoing factors, it is likely that in some future periods, our operating results and/or growth rate will be below what public market analysts and investors expect. If that happens, the market price of our common stock could decline materially.

     WE CANNOT ASSURE YOU THAT WE WILL EFFECTIVELY MANAGE OUR GROWTH

     Our rapid growth has in the past placed, and may in the future place, a significant strain on our business resources. In order to effectively manage our operations, we must continue to implement and improve our operational, financial, and management information systems and identify, attract, train, integrate, and retain qualified personnel. These demands will require us to add new management personnel and develop additional expertise. In particular, in order for us to successfully integrate newly acquired assets and continue to implement a nationwide strategy and network, we must:

     - closely monitor service quality (particularly through third-party POPs);

     - identify and acquire physical sites;

     - acquire and install necessary equipment and telecommunications facilities;

     - implement marketing efforts in new and existing markets;

     - employ qualified personnel to provide technical and marketing support for new sites; and

     - continue to expand our managerial, operational, and financial resources to support development.

     The demands on our customer service and technical support resources have grown rapidly due to our rapidly expanding subscriber base. Our customer service and technical support or other resources may not be sufficient to manage any future growth in our business. We also may not be able to implement all or part of our expansion program.

     OUR BUSINESS IS SUBJECT TO RISKS OF TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS

     The market for Internet access and Web hosting is characterized by rapidly changing technology, evolving industry standards, changes in subscriber needs, and frequent new service and product introductions. Our future success will depend, in part, on our ability to use leading technologies effectively, to continue to develop our technical expertise, and to enhance our existing services and develop new services to meet changing subscriber needs on a timely and cost-effective basis. We may not be successful in achieving these goals.

     We believe that our ability to compete successfully will also depend upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established or, if they are established, we may not be able to conform to these new standards in a timely fashion and maintain a competitive position in the market. In addition, others may develop services or technologies that will render our services or technology noncompetitive or obsolete.

     We are also at risk to fundamental changes in the way customers access the Internet. Currently, customers access Internet services primarily through computers connected by telephone lines. Several companies, however, have developed cable television modems that transmit data at substantially faster speeds than the modems that we and our subscribers currently use. As the Internet becomes accessible through these cable television modems and by screen-based telephones, wireless products, televisions, and other consumer electronic devices, or as subscriber requirements change the way Internet access is provided, we must develop new technology or modify our existing technology to accommodate these developments. We may also have to modify the means by which we deliver our services. Our pursuit of these technological advances may require substantial time and expense, and we may not succeed in adapting our Internet access business to alternate access devices and conduits.

     WE MAY NEED ADDITIONAL CAPITAL TO FINANCE OUR GROWTH AND CAPITAL
     REQUIREMENTS

     We must continue to enhance and develop our network in order to maintain our competitive position and continue to meet the increasing demands for service quality, availability, and competitive pricing. Despite the availability of additional network capacity from third-party network providers, we intend to maintain the flexibility to expand or open MindSpring POPs or make other capital investments as dictated by subscriber demand or strategic considerations. To open new MindSpring POPs, we must spend significant amounts of money for new equipment as well as for leased telecommunications facilities and advertising. In addition, to expand our subscriber base nationwide, we will probably have to spend significant amounts of money on additional equipment to maintain the high speed and reliability of our Internet access services. We may also need to spend significant amounts of cash to: (1) fund growth, operating losses and increases in expenses; (2) take advantage of unanticipated opportunities, such as major strategic alliances or other special marketing opportunities, acquisitions of complementary businesses or assets, or the development of new products; or (3) otherwise respond to unanticipated developments or competitive pressures. If we do not have enough cash from this offering, cash on hand, and cash generated from our operations to meet these cash requirements, we will need to seek alternative sources of financing to carry out our growth and operating plans. We may not be able to raise any such cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If alternative sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding and attempt to attain profitability in our existing operations.

     WE ARE DEPENDENT ON OUR NETWORK INFRASTRUCTURE, OUR ABILITY TO OBTAIN SUFFICIENT NETWORK CAPACITY AND THIRD-PARTY NETWORK PROVIDERS

     The future success of our business will depend on the capacity, reliability, and security of our network infrastructure, including the third-party POPs. We will need to use substantial financial, operational, and management resources to expand and adapt our network infrastructure to meet the needs of an increasing number of subscribers and to accommodate the expanding amount and type of information they wish to transfer. We may not be able to expand or adapt our network infrastructure to meet additional demand or changing subscriber requirements on a timely basis and at a commercially reasonable cost, or at all.

     In the past we have experienced shortages in bandwidth capacity, both at the level of particular POPs (affecting only subscribers attempting to use the particular POP) and in connection with systemwide services (such as e-mail and news group services). If we do not maintain sufficient bandwidth capacity in our network connections, subscribers will perceive a general slowdown of all services on the Internet. In order to protect the service levels for current subscribers, we will sometimes temporarily delay adding new subscribers in cities experiencing significant capacity constraints until such capacity constraints can been alleviated. Similar problems can occur if we are unable to expand the capacity of our information servers (for e-mail, news, and the World Wide Web) fast enough to keep up with demand from our rapidly expanding subscriber base. If the capacity of such servers is exceeded, subscribers will experience delays when trying to use a particular service. While our objective is to maintain excess capacity, our failure to expand or enhance our network infrastructure on a timely basis or to adapt it to an expanding subscriber base, changing subscriber requirements, or evolving industry standards could materially adversely affect our business, financial condition, and results of operations.

     In addition, we provide Internet access exclusively through third-party POPs in a significant number of markets. Our ability to provide Internet access to our subscribers will be limited if third-parties are unable or unwilling to provide POP access to our subscribers, if we are unable to secure alternative POP arrangements upon partial or complete termination of third-party network provider agreements or if there is a loss of access to third-party POPs for other reasons. These events could also limit our ability to further expand nationally, which could, in turn, have a material adverse effect on our business. If we lose access to third-party POPs, we may not be able to make alternative arrangements on terms acceptable to us, or at all. We do not currently have any plans or commitments with respect to such alternative POP arrangements. Moreover, while our contracts with the third-party providers require them to provide commercially reliable service to MindSpring's subscribers with a significant assurance of accessibility to the Internet, such services or Internet access may not meet our requirements, which could materially adversely affect our business, financial condition and results of operations.

     Our operations and services depend on the extent to which our computer equipment and the computer equipment of our third-party network providers is protected against damage from fire, earthquakes, power loss, telecommunications failures, and similar events. A significant portion of our computer equipment, including critical equipment dedicated to our Internet access services, is located at a single facility in Atlanta, Georgia. Despite precautions taken by us and our third-party network providers (over which we have no control), a natural disaster or other unanticipated problems at our headquarters, network hub, or a MindSpring or third-party network provider POP could cause interruptions in the services that we provide. If such disruptions occur, we may have no means of replacing these network elements on a timely basis or at all. We do not currently maintain fully redundant or back-up Internet services or backbone facilities or other fully redundant computing and telecommunications facilities. Any accident, incident, system failure, or discontinuance of operations involving our network or a third-party network that causes interruptions in our operations could have a material adverse effect on our ability to provide Internet services to our subscribers and, in turn, on our business, financial condition, and results of operations.

     WE ARE DEPENDENT ON TELECOMMUNICATIONS CARRIERS AND OTHER SUPPLIERS

     We rely on local telephone companies and other companies to provide data communications capacity via local telecommunications lines and leased long-distance lines. We are subject to potential disruptions or capacity constraints in these telecommunications services, and we may have no means of replacing these services, on a timely basis or at all, if such disruption or capacity constraints occur. In addition, local phone service is sometimes available only from the local monopoly telephone company in each of the markets we serve. We believe that the federal Telecommunications Act of 1996 generally will lead to increased competition in the provision of local telephone service, but we cannot predict the timing or extent of any such developments or the effect of increased competition on pricing or supply.

     We depend on certain third-party suppliers of hardware components. We acquire certain components we use to provide our networking services currently from only one source, including modems and terminal servers manufactured by 3Com, Inc. and high-performance routers manufactured by Cisco Systems, Inc. The expansion of our network infrastructure and the expansion of Internet services in general is placing, and will continue to place, a significant demand on our suppliers, some of which have limited resources and production capacity. From time to time, we have experienced delayed delivery from suppliers of new telephone lines, modems, terminal servers, and other equipment. If delays of this nature are severe, all incoming modem lines may become full during peak times, resulting in busy signals for subscribers who are trying to connect to MindSpring. If our suppliers cannot adjust to meet increasing demand, the higher demand levels may prevent them from continuing to supply components and products in the quantities, at the quality levels and at the times we require, or at all. If we are unable to develop alternative sources of supply, if required, we could experience delays and increased costs in expanding our network infrastructure.

     Our suppliers and telecommunications carriers also sell or lease products and services to our competitors and may be, or in the future may become, competitors themselves. Our suppliers and telecommunications carriers may enter into exclusive arrangements with our competitors or stop selling or leasing their products or services to us at commercially reasonable prices, or at all.

     OUR NETWORK IS SUBJECT TO SECURITY RISKS

     The future success of our business will depend on the security of our network and, in part, on the security of the network infrastructures of our third-party providers (over which we have no control). Despite the implementation of security measures, our infrastructure and the infrastructures of our network providers are vulnerable to computer viruses or similar disruptive problems caused by our or their subscribers or other Internet users. Computer viruses or problems caused by third parties (such as the sending of excessive volumes of unsolicited bulk e-mail) could lead to interruptions, delays, or cessation in service to our subscribers. Third parties could also potentially jeopardize the security of confidential information stored in our computer systems or our subscribers' computer systems by their inappropriate use of the Internet, which could cause losses to us or our subscribers or deter certain persons from subscribing to our services. Inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems, commonly known as "cracking" or "hacking." Although we intend to continue to implement security measures to prevent this, "hackers" have circumvented such measures in the past, and others may be able to circumvent our security measures or the security measures of our third-party network providers in the future. To alleviate problems caused by computer viruses or other inappropriate uses or security breaches, we may have to interrupt, delay, or cease service to our subscribers, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, we expect that our subscribers will increasingly use the Internet for commercial transactions in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all, or completed with compromised security. Subscribers or others may assert claims of liability against us as a result of any such failure. Further, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential subscribers may inhibit the growth of the Internet service industry in general and our subscriber base and revenue in particular.

     THE INTERNET ACCESS AND WEB HOSTING MARKETS ARE VERY COMPETITIVE

     The markets for the provision of Internet access and Web hosting services to individuals and small businesses are extremely competitive and highly fragmented. There are no substantial barriers to entry, and we expect that competition will continue to intensify. We believe that the primary competitive factors determining success in these markets are a reputation for reliability and service, effective customer support, pricing, easy-to-use software, and geographic coverage. Other important factors include the timing of introductions of new products and services and industry and general economic trends. We may not be able to compete successfully against current or future competitors, and the competitive pressures that we face may materially adversely affect our business, financial condition and results of operations.

     Our current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing, and other resources. In addition, every local market that we have entered or intend to enter is served by multiple local Internet service providers. We currently compete or expect to compete with the following types of companies:

     - established on-line commercial information service providers, such as AOL;

     - national long-distance carriers, such as AT&T Corp. and MCI WorldCom, Inc.;

     - national commercial Internet service providers, such as EarthLink Network, Inc.;

     - computer hardware and software and other technology companies, such as International Business Machines Corporation and Microsoft Corporation;

     - numerous regional and local commercial Internet service providers which vary widely in quality, service offerings, and pricing;

     - national and regional Web hosting companies that focus primarily on providing Web hosting services;

     - cable operators;

     - regional telephone companies; and

     - nonprofit or educational Internet service providers.

     We believe that new competitors, including large computer hardware and software, media, and telecommunications companies, will continue to enter the Internet access and Web hosting markets. In addition, as consumer awareness of the Internet grows, existing competitors are likely to further increase their emphasis on their Internet access and Web hosting services, resulting in even greater competition for us. In addition, telecommunications companies may be able to offer customers reduced communications costs in connection with such services, reducing the overall cost of their Internet access and Web hosting solutions and significantly increasing pricing pressures on us. The ability of our competitors to enter into strategic alliances or joint ventures or to bundle services and products with Internet access or Web hosting could also put us at a significant competitive disadvantage. Competition could result in increased selling and marketing expenses, related subscriber acquisition costs, and increased subscriber attrition, all of which could adversely affect our business, financial condition and results of operations. We may not be able to offset the effects of any such increased costs through an increase in the number of our subscribers or higher revenue from enhanced services and we may not have the resources to continue to compete successfully.

     We also face competition from companies that provide broadband connections to consumers' homes, including local and long-distance telephone companies, cable television companies, electric utility companies, and wireless communications companies. For example, competitors have developed technologies that enable cable television operators to offer high-speed Internet access through their cable facilities. These broadband technologies promise significantly faster access rates than existing modem speeds. These companies may include Internet access or Web hosting in their basic bundle of services or may offer such access for a nominal additional charge and could prevent us from delivering Internet access through the wire and cable connections that these companies own. Any such developments could materially adversely affect our business, financial condition and results of operations.

     We do not currently compete internationally. If the ability to provide Internet access internationally becomes a competitive advantage in the Internet access industry, we may be at a competitive disadvantage relative to our competitors.

     WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR PROPRIETARY RIGHTS OR AVOIDING CLAIMS THAT WE INFRINGE THE PROPRIETARY RIGHTS OF OTHERS

     Our success depends in part upon our software and related documentation. We principally rely upon copyright, trade secret, and contract laws to protect our proprietary technology. We cannot be certain that we have taken adequate steps to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

     We have permission and, in certain cases, licenses from each manufacturer of the software that we bundle in our front-end software product for subscribers. Although we do not believe that the software or the trademarks we use or any of the other elements of our business infringe on the proprietary rights of any third parties, third parties may assert such claims against us in the future and such claims may be successful. We could incur substantial costs and diversion of management resources in the defense of any claims relating to proprietary rights, which could materially adversely affect our business, financial condition, and results of operations. Parties making such claims could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block our ability to license our products in the United States or abroad. Such a judgment could have a material adverse effect on our business, financial condition and results of operations. If a third party asserts a claim relating to proprietary technology or information against us, we may seek licenses to the intellectual property from the third party. We cannot be certain, however, that third parties will extend licenses to us on commercially reasonable terms, or at all. If we fail to obtain the necessary licenses or other rights, such failure could materially adversely affect our business, financial condition and results of operations.

     WE ARE SUBJECT TO RISKS ASSOCIATED WITH OUR ACQUISITIONS AND PURCHASES OF SUBSCRIBER ACCOUNTS

     As part of our business strategy, we will continue to evaluate strategic acquisitions of businesses and subscriber accounts principally relating to our current operations. These transactions commonly involve certain risks, including, among others, that:

     - we may experience difficulty in assimilating the acquired operations and personnel;

     - the acquisition may disrupt our ongoing business;

     - we may not be able to successfully incorporate acquired technology and rights into our service offerings and maintain uniform standards, controls, procedures, and policies;

     - we may lack the necessary experience to enter new markets; and

     - an acquisition may impair our relationships with employees and subscribers as a result of changes in management.

     We may not be successful in overcoming these risks or any other problems encountered in connection with future transactions. In addition, a transaction could materially adversely affect our operating results if we (1) dilute our shareholders by issuing additional equity securities, (2) incur additional debt, or (3) amortize acquisition or debt-related expenses for goodwill and other intangible assets.

     OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL

     Our success depends upon the continued efforts of our senior management team and our technical, marketing, and sales personnel. These employees may voluntarily terminate their employment with us at any time. In this respect, Michael G. Misikoff, our Executive Vice President and Chief Financial Officer, recently announced he will be resigning effective as of a date in the first quarter of 1999 to be determined. Our success also depends on our ability to attract and retain additional highly qualified management, technical, marketing, and sales personnel. The process of hiring employees with the combination of skills and attributes required to carry out our strategy can be extremely competitive and time-consuming. We may not be able to successfully retain or integrate existing personnel or identify and hire additional personnel. If we lose the services of key personnel or are unable to attract additional qualified personnel, our business, financial condition and results of operations could be materially and adversely affected.

     CERTAIN PRINCIPAL STOCKHOLDERS AND MANAGEMENT CAN EXERCISE SIGNIFICANT INFLUENCE OVER MINDSPRING

     ITC Holding Company, Inc. ("ITC Holding") indirectly owns approximately 20.3% of our common stock as of December 3, 1998. The Company's executive officers and directors own an aggregate of approximately 11.3% of our common stock as of the same date. As a result, if ITC Holding and management act together, they would be able to exercise significant influence over most matters requiring stockholder approval, including the election of directors and the approval of significant corporate matters, such as certain change-of-control transactions. The common stock of MindSpring owned by ITC Holding is pledged to certain lenders in connection with a credit facility. If ITC Holding's subsidiaries default under the credit facility, ITC Holding could lose ownership of all of its stock in the Company and someone unknown to us would become a significant stockholder of the Company.

     CERTAIN DIRECTORS HAVE CONFLICTS OF INTEREST INVOLVING ITC HOLDING

     ITC Holding, as a significant stockholder of the Company, and Campbell B. Lanier, III, William H. Scott, III, and O. Gene Gabbard, who are directors, stockholders, and officers of ITC Holding and directors of the Company, are in positions involving the possibility of conflicts of interest with respect to certain transactions concerning the Company. Certain decisions concerning our operations or financial structure may present conflicts of interest between us and ITC Holding and/or its affiliates. For example, if we are required to raise additional capital from public or private sources in order to finance our anticipated growth and contemplated capital expenditures, our interests might conflict with those of ITC Holding and/or its affiliates with respect to the particular type of financing sought. In addition, we may have an interest in pursuing acquisitions, divestitures, financings, or other transactions that, in our judgment, could be beneficial to us, even though the transactions might conflict with the interests of ITC Holding and/or its affiliates. If such conflicts do occur, ITC Holding and its affiliates may exercise their influence in their own best interests.

     We currently engage and expect in the future to engage in transactions with ITC Holding and/or its affiliates. In addition, we provide Internet access to various companies controlled by ITC Holding, although the revenue we derive from these sources is not substantial. We have a policy that requires any material transaction with our officers, directors, or principal stockholders, or their affiliates, to be on terms no less favorable to the Company than we reasonably could have obtained in arm's-length transactions with independent third parties. We believe that each current transaction in which we are engaged with an affiliate complies with this policy.

     THE ABILITY OF STOCKHOLDERS TO EFFECT CHANGES IN CONTROL OF MINDSPRING IS LIMITED

     There are provisions in our Amended and Restated Certificate of Incorporation, as amended (the "Restated Certificate"), our Amended and Restated Bylaws (the "Bylaws"), and the Delaware General Corporation Law (the "Delaware Corporation Law") that could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer, or proxy contest involving the Company or could discourage a third-party from attempting to acquire control of the Company, even if such events would be beneficial to the interests of the stockholders. In particular, our Board of Directors could delay a change in control of the Company. In addition, the Restated Certificate authorizes the Board of Directors to provide for the issuance of shares of preferred stock of the Company, in one or more series, which the Board of Directors could issue without further stockholder approval and with terms and conditions and rights, privileges, and preferences determined by the Board of Directors. We have no current plans to issue any such preferred stock. We are also subject to Section 203 of the Delaware Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless certain conditions are met. These factors could have the effect of delaying, deferring, dissuading, or preventing a change of control of the Company.

     WE MAY BECOME SUBJECT TO GOVERNMENT REGULATION

     We provide Internet access, in part, through transmissions over public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for communications. As an Internet service provider, we are not currently subject to direct regulation by the Federal Communications Commission (the "FCC") or any other agency, other than regulations applicable to businesses generally. In a report to Congress adopted on April 10, 1998, the FCC reaffirmed that Internet service providers should be classified as unregulated "information service providers" rather than regulated "telecommunications providers" under the terms of the Telecommunications Act of 1996.

     This finding is important because it means that we are not subject to regulations that apply to telephone companies and similar carriers. We also are not required to contribute a percentage of our gross revenues to support "universal service" subsidies for local telephone services and other public policy objectives, such as enhanced communications systems for schools, libraries, and certain health care providers. The FCC action is also likely to discourage states from regulating Internet service providers as telecommunications carriers or imposing similar subsidy obligations.

     Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that we could be exposed to regulation in the future. For example, in the same report to Congress, the FCC stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated. The FCC is also considering whether such Internet-based telephone services should be subject to the universal service support obligations discussed above, or pay carrier access charges on the same basis as traditional telecommunications companies. Local telephone companies assess access charges to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. Access charges have been a matter of continuing dispute, with long distance companies complaining that the rates are substantially in excess of cost, and local telephone companies arguing that access rates are justified to subsidize lower local rates for end users and other purposes. Both local and long distance companies, however, contend that Internet-based telephony should be subject to these charges. We have no current plans to install gateway equipment and offer telephony, and so we do not believe we would be directly affected by these developments. However, we cannot predict whether these debates will cause the FCC to reconsider its current policy of not regulating Internet service providers.

     The law relating to the liability of Internet service providers and on-line services companies for information carried on, stored on, or disseminated through their network is unsettled, even with the recent enactment of the Digital Millennium Copyright Act. While no one has ever filed a claim against us relating to information carried on, stored on, or disseminated through our network, someone may file a claim of that type in the future and may be successful in imposing liability on us. If that happens, we may have to spend significant amounts of money to defend ourselves against these claims and, if we are not successful in our defense, the amount of damages that we will have to pay may be significant. Any costs that we incur as a result of defending these claims or the amount of liability that we may suffer if our defense is not successful could materially adversely affect our business, financial condition and results of operations.

     If, as the law in this area develops, we become liable for information carried on, stored on, or disseminated through our network, we may decide to spend significant amounts of money to reduce our exposure to this type of liability. This may require us to spend significant amounts of money for new equipment and may also require us to discontinue offering certain of our products or services.

     Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, privacy, access to certain content by minors, pricing, bulk e-mail ("spam"), encryption standards, consumer protection, electronic commerce, taxation, copyright infringement, and other intellectual property issues. We cannot predict the impact, if any, that any future regulatory changes or developments may have on our business, financial condition, and results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies or others, could have a material adverse effect on our business, financial condition and results of operations.

     FAILURE TO OBTAIN YEAR 2000 COMPLIANCE MAY HAVE ADVERSE EFFECTS ON
     MINDSPRING

     The term "Year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 is approached and reached. These problems generally arise from the fact that most of the world's computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000's" from dates in the "1900's." These problems may also arise from other sources as well, such as the use of special codes and conventions in software that make use of the date field. Our failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of our normal business activities or operations. Presently, however, we believe that our most reasonably likely worst case scenario related to the Year 2000 is associated with potential concerns with third-party services or products. Specifically, we are heavily dependent on a significant number of third-party vendors to provide both network services and equipment. A significant Year 2000-related disruption of the network services or equipment that third-party vendors provide to us could cause our customers to consider seeking alternate providers or cause an unmanageable burden on our customer service and technical support, which in turn could materially and adversely affect our business, financial condition and results of operations.

     We have recently established a year 2000 compliance program to coordinate appropriate activity and report to our Board of Directors on a continuing basis with regard to the Year 2000 issue. As of September 30, 1998, we had incurred approximately $20,000 in connection with the implementation of the program. We expect to incur an additional $200,000 to $250,000 of expenses to implement the remainder of the year 2000 compliance program. These expected additional costs are based on our best estimates, and we believe these costs will not have a material affect on our business. However, if the actual costs resulting from the implementation of the Year 2000 compliance program significantly exceed our estimates, they may have a material adverse effect on our business, financial condition and results of operations.

     OUR STOCK PRICE WILL FLUCTUATE, AND COULD FLUCTUATE SIGNIFICANTLY

     Since our common stock has been publicly traded, the market price of our common stock has fluctuated over a wide range and may continue to do so in the future. See "Price Range of Common Stock and Dividend Policy" for information about high and low sales prices of our common stock. The market price of our common stock could be subject to significant fluctuations in response to various factors and events, including, among other things:

     - the depth and liquidity of the trading market for our common stock;

     - quarterly variations in actual or anticipated operating results;

     - growth rates;

     - changes in estimates by analysts;

     - market conditions in the industry (including demand for Internet access);

     - announcements by competitors;

     - regulatory actions; and

     - and general economic conditions.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations, which have particularly affected the market prices of the stocks of high-technology companies and which may be unrelated to the operating performance of particular companies. Furthermore, our operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event could result in a material decline in the price of our common stock.

     WE DO NOT ANTICIPATE THAT WE WILL PAY CASH DIVIDENDS

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. See "Price Range of Common Stock and Dividend Policy" for a description of our dividend policy.

                                USE OF PROCEEDS


     We estimate that we will receive net proceeds from the sale of our common stock offered with this prospectus of approximately $127.7 million (approximately $147.5 million if the underwriters' over-allotment option is exercised in full). This estimate is after deducting estimated underwriting discounts and commissions and other fees and expenses payable by us of approximately $500,000. We intend to use the net proceeds from this offering to fund expansion of our business, including for additional working capital and general corporate purposes. In addition, we may apply a portion of the net proceeds of this offering to acquire complementary businesses, subscriber accounts, products or technologies. Moreover, depending on the nature of any such acquisitions, we could apply all or substantially all of the net proceeds of this offering to such acquisitions. As part of our ongoing corporate development activities, we expect that we will continue to consider acquisition opportunities. In this regard, we are currently evaluating certain acquisition opportunities. We cannot assure, however, that we will identify suitable acquisition candidates or that we will consummate any acquisition.


     We currently intend to allocate substantial proceeds to each of the foregoing categories. However, the precise allocation of funds among these uses will depend on future technological, regulatory, and other developments in or affecting our business, the competitive climate in which we operate and the emergence of future opportunities. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     We completed our initial public offering of common stock on March 14, 1996. Since that date, our common stock has traded on the Nasdaq National Market under the symbol "MSPG." The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported by the Nasdaq National Market (as adjusted for our 3-for-1 stock split effected on July 24, 1998).


                            1996                               HIGH     LOW
                            ----                              ------   ------
First Quarter (from March 14, 1996).........................  $ 2.96   $ 2.63
Second Quarter..............................................    4.33     2.63
Third Quarter...............................................    4.25     2.79
Fourth Quarter..............................................    3.92     1.75
                            1997                               HIGH     LOW
------------------------------------------------------------  ------   ------
First Quarter...............................................  $ 3.42   $ 1.92
Second Quarter..............................................    3.79     2.21
Third Quarter...............................................    8.21     3.54
Fourth Quarter..............................................   11.54     6.08
                            1998                               HIGH     LOW
------------------------------------------------------------  ------   ------
First Quarter...............................................  $23.00   $ 9.20
Second Quarter..............................................   34.75    16.17
Third Quarter...............................................   52.38    25.31
Fourth Quarter (through December 10, 1998)..................   79.00    23.13



     On December 10, 1998, the last reported sale price of the common stock on the Nasdaq National Market was $67.50 per share. At December 10, 1998, there were approximately 620 holders of record of our common stock.


     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. It is the current policy of the Board of Directors to retain earnings to finance the expansion of our operations. The Board of Directors will determine future declaration and payment of dividends, if any, in light of the then-current conditions, including our earnings, operations, capital requirements, financial condition, restrictions in financing agreements, and other factors they deem relevant.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of September 30, 1998
(1) on an actual basis and (2) as adjusted to reflect the sale of shares of common stock offered hereby (at an assumed price to the public of $67.50 per share). You should read this table together with the section entitled "Use of Proceeds" included elsewhere in this prospectus and our financial statements and notes thereto and other financial and operating data included elsewhere in this prospectus or incorporated into this prospectus by reference.



                                                             SEPTEMBER 30, 1998
                                                          ------------------------
                                                          HISTORICAL   AS ADJUSTED
                                                          ----------   -----------
                                                           (DOLLARS IN THOUSANDS)
Cash or cash equivalents(1).............................   $62,498      $190,238
                                                           =======      ========
Indebtedness(2):
     Capital leases.....................................     5,792         5,792
     Debt...............................................       593           593
                                                           -------      --------
          Total indebtedness............................     6,385         6,385
                                                           -------      --------
Stockholders' equity:
     Preferred Stock, $0.01 par value, 1,000,000 shares
       authorized; 0 shares issued and outstanding......        --            --
     Common Stock, $.01 par value, 60,000,000 shares
       authorized; 25,852,993 shares issued and
       outstanding; 27,852,993 shares issued and
       outstanding as adjusted(3).......................       259           279
Additional paid-in capital(3)...........................    84,967       212,687
Accumulated deficit.....................................    (6,863)       (6,863)
                                                           -------      --------
          Total stockholders' equity....................    78,363       206,103
                                                           -------      --------
Total capitalization....................................   $84,748      $212,488
                                                           =======      ========


---------------
(1) Does not give effect to our acquisition of certain assets of Spry, Inc. in October 1998 which would decrease cash and cash equivalents by approximately $25 million. We expect a further reduction of cash and cash equivalents of between approximately $10 million and $20 million depending on the final purchase price for this acquisition, which will be determined in early 1999.

(2) Includes current portion of related indebtedness.

(3) Excludes 1,961,747 shares of common stock reserved for issuance pursuant to stock options granted as of September 30, 1998.

                                    DILUTION


     The historical net tangible book value of the Company at September 30, 1998 was approximately $78,363,000, or $3.03 per share of common stock. Net tangible book value per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to the sale by the Company of the 2,000,000 shares of common stock offered hereby and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the pro forma net tangible book value of the Company as of September 30, 1998 would have been approximately $206,103,000, or $7.40 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $4.37 per share to existing stockholders and an immediate dilution of $60.10 per share to new investors. The following table illustrates this per share dilution:



Assumed public offering price...............................         $67.50
     Historical net tangible book value prior to this
       offering.............................................  3.03
     Increase attributable to new investors.................  4.37
                                                              ----
Pro forma net tangible book value after this offering.......           7.40
                                                                     ------
Dilution to new investors...................................         $60.10

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of our capital stock does not purport to be complete and is subject to the provisions of our Restated Certificate, our Bylaws and applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Pursuant to the Restated Certificate, the Company has authority to issue 60,000,000 shares of common stock, par value $0.01 per share. In addition, under the Restated Certificate, the Board of Directors of the Company has authority (without action by the stockholders) to issue 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more classes or series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation, and conversion and other rights of each such series. As of December 3, 1998, there were 25,974,103 shares of common stock outstanding and no shares of preferred stock outstanding.

     The rights of the holders of common stock discussed below are subject to such rights as the Board of Directors may hereafter confer on the holders of preferred stock; accordingly, rights conferred on holders of preferred stock that may be issued in the future under the Restated Certificate may adversely affect the rights of holders of common stock.

COMMON STOCK

     Voting Rights. Each holder of shares of common stock shall be entitled to attend all special and annual meetings of the stockholders of the Company. In addition, each holder shall be entitled, share-for-share and without regard to class, together with the holders of all other classes of stock entitled to attend such meetings and to vote (except any class or series of stock having special voting rights), to cast one vote for each outstanding share of common stock so held upon any matter or thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the stockholders.

     Liquidation Rights. In the event of any dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, the holders of the common stock and holders of any class or series of stock entitled to participate therewith, as to the distribution of assets in such event, shall become entitled to participate in the distribution of any assets of the Company remaining after the Company shall have paid, or provided for payment of, all debts and liabilities of the Company and after the Company shall have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

     Dividends. Dividends may be paid on the common stock and on any class or series of stock entitled to participate therewith as to dividends but only when and as declared by the Board of Directors.

PREFERRED STOCK

     The Restated Certificate authorizes the Board of Directors, from time to time and without further stockholder action, to provide for the issuance of up to 1,000,000 shares of preferred stock, par value $.01 per share, in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date hereof, the Board of Directors has not provided for the issuance of any series of such preferred stock, and there are no agreements or understandings for the issuance of any such preferred stock. Because of its broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, the Board of Directors could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company.

CERTAIN CHARTER AND STATUTORY PROVISIONS

     The Restated Certificate provides for the division of the Board of Directors into three classes of directors, serving staggered three year terms. The Restated Certificate further provides that the approval of the holders of at least two-thirds of the shares entitled to vote thereon and the approval of a majority of the entire Board of Directors are necessary for the alteration, amendment or repeal of certain sections of the Restated Certificate relating to the election and classification of the Board of Directors, indemnification and the vote requirements for such amendments to the Restated Certificate. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

     The Company is subject to the provisions of Section 203 of the Delaware Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) prior to such date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans), or (3) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. A "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation), together with affiliates and associates, owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement, dated December , 1998, the underwriters named below, who are represented by ING Baring Furman Selz LLC, Donaldson, Lufkin & Jenrette Securities Corporation, J.C. Bradford & Co., Wheat First Securities, Inc. and Jefferies & Company, Inc., have severally agreed to purchase from the Company the number of shares of common stock set forth opposite their names below.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
ING Baring Furman Selz LLC..................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
J.C. Bradford & Co. ........................................
Wheat First Securities, Inc. ...............................
Jefferies & Company, Inc. ..................................
                                                              ---------
          Total.............................................  2,000,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock (other than those shares covered by the over-allotment option described below) if any are purchased.

     The underwriters propose initially to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers (including the
underwriters) at such price less a concession not in excess of $          per
share. The underwriters may allow, and such dealers may re-allow, to certain
other dealers, a concession not in excess of $          per share. After the
initial offering of the shares of common stock, the public offering price and other selling terms may be changed by the representatives at any time without notice.

     The following table shows the underwriting fees to be paid to the underwriters by the Company in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.


                                                   NO EXERCISE    FULL EXERCISE
                                                   ------------   -------------
Per share........................................  $              $
Total............................................  $              $


     Other expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) payable by the Company are expected to be approximately $500,000.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 300,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment as indicated in the table above.

     The Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     Each of the Company, its executive officers and directors and certain stockholders of the Company has agreed, subject to certain exceptions, not to:
(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this prospectus without the prior written consent of ING Baring Furman Selz LLC. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of ING Baring Furman Selz LLC.

     In June 1998, the Company issued and sold 3,000,000 shares of its common stock in a public offering underwritten by Donaldson, Lufkin & Jenrette Securities Corporation, J.C. Bradford & Co., Furman Selz LLC (now known as ING Baring Furman Selz LLC) and Wheat First Securities, Inc. for which such underwriters received customary compensation. In addition, the Company has retained ING Baring Furman Selz LLC to advise the Company regarding potential acquisitions and has verbally agreed to pay ING Baring Furman Selz LLC customary compensation if an acquisition is consummated. If an acquisition is not consummated, the Company will pay only the out-of-pocket expenses of ING Baring Furman Selz LLC incurred in connection therewith.

     Other than in the United States, no action has been taken by the Company or the underwriters that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe, any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

     In the event the common stock does not constitute an excepted security under the provisions of Regulation M promulgated by the SEC, the underwriters and dealers may engage in passive market making transactions in accordance with Rule 103 under Regulation M. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     In connection with this offering, the underwriters may engage in transactions on the Nasdaq National Market or the over-the-counter market or otherwise that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby is being passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C., counsel for the Company. Hogan & Hartson L.L.P. provides legal services to ITC Holding, its affiliated companies and Campbell B. Lanier, III, Chairman and Chief Executive Officer of ITC Holding. With the consent of the Company, Hogan & Hartson L.L.P. has represented ITC Holding in certain transactions with the Company. Anthony S. Harrington, a partner of Hogan & Hartson L.L.P., beneficially owns 115,568 shares of ITC Holding common stock. Certain legal matters are being passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia. Alston & Bird LLP also provides legal services to ITC Holding and certain of its affiliated companies, including the Company.

                                    EXPERTS

     The financial statements and financial statement schedules of the Company as of December 31, 1996 and 1997 and for the periods ended December 31, 1995, 1996 and 1997 and the financial statements of Spry, Inc. as of April 30, 1997 and January 31, 1998 and for the years ended April 30, 1996 and 1997 and the nine months ended January 31, 1998 incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
Where You Can Find More
  Information........................     2
Certain Information About This
  Prospectus.........................     2
Cautionary Note Regarding Forward-
  Looking Statements.................     3
Prospectus Summary...................     4
Risk Factors.........................    10
Use of Proceeds......................    20
Price Range of Common Stock and
  Dividend Policy....................    21
Capitalization.......................    22
Dilution.............................    23
Description of Capital Stock.........    24
Underwriting.........................    26
Legal Matters........................    28
Experts..............................    28

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             ------------------------------------------------------
             ------------------------------------------------------

                                2,000,000 SHARES

                               (MINDSPRING LOGO)

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                           ING BARING FURMAN SELZ LLC

                          DONALDSON, LUFKIN & JENRETTE

                              J.C. BRADFORD & CO.

                               WHEAT FIRST UNION

                           JEFFERIES & COMPANY, INC.

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts except the SEC Registration Fee and the NASD Filing Fee are estimated.

SEC Registration Fee........................................  $ 37,687
NASD Filing Fee.............................................    14,057
Nasdaq National Market Listing Fee..........................    17,500
Blue Sky Fees and Expenses..................................     5,000
Accounting Fees and Expenses................................   200,000
Legal Fees and Expenses.....................................   100,000
Printing and Engraving Expenses.............................   100,000
Miscellaneous...............................................    25,756
                                                              --------
          Total.............................................  $500,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware Corporation Law, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Corporation Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Corporation Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     The Amended and Restated Certificate of Incorporation of the Company contains provisions that provide that no director of the Company shall be liable for breach of fiduciary duty as a director except for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) liability under Section 174 of the Delaware Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. The Company's Amended and Restated Certificate of Incorporation contains provisions that further provide for the indemnification of directors and officers to the fullest extent permitted by the Delaware Corporation Law. Under the Amended and Restated Bylaws of the Company, the Company is required to advance expenses incurred by an officer or director in defending any such action if the director or officer undertakes to repay such amount if it is determined that the director or officer is not entitled to indemnification. In addition, the Company has entered into indemnity agreements with each of its directors pursuant to which the Company has agreed to indemnify the directors as permitted by the Delaware Corporation Law and has obtained directors and officers liability insurance.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS.


EXHIBIT
NUMBER                              EXHIBIT DESCRIPTION
   *1      --   Form of Underwriting Agreement by and among MindSpring
                Enterprises, Inc., ING Baring Furman Selz LLC, Donaldson,
                Lufkin & Jenrette Securities Corporation, J.C. Bradford &
                Co., Wheat First Securities, Inc. and Jefferies & Company,
                Inc.
    4      --   Form of Common Stock Certificate of the Company. (Filed as
                Exhibit 4 to Registration Statement on Form S-1, File No.
                333-00108, and incorporated herein by reference.)
   *5      --   Opinion of Hogan & Hartson L.L.P.
  *23.1    --   Consent of Arthur Andersen LLP.
  *23.2    --   Consent of Hogan & Hartson L.L.P. (included in Exhibit 5)
  *24      --   Power of Attorney (included on signature page)
   27      --   Financial Data Schedule (Filed as Exhibit 27 to Quarterly
                Report on Form 10-Q dated November 16, 1998, File No.
                0-27890, and incorporated herein by reference.)


------------------------------

* Previously filed.


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the General Corporation Law of the State of Delaware, the Amended and Restated Certificate of Incorporation, as amended, or the Amended and Restated Bylaws of registrant, indemnification agreements entered into between registrant and its officers and directors, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Company has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, Georgia, on this 11th day of December, 1998.


                                          MINDSPRING ENTERPRISES, INC.

                                          By:    /s/ MICHAEL S. MCQUARY
                                            ------------------------------------
                                                     Michael S. McQuary
                                               President and Chief Operating
                                                           Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons, in the capacities indicated below, on this 11th day of December, 1998.



                     SIGNATURES                                              TITLE
                          *                              Chairman, Chief Executive Officer and Director
-----------------------------------------------------      (Principal executive officer)
                  Charles M. Brewer

               /s/ MICHAEL S. MCQUARY                    President, Chief Operating Officer and
-----------------------------------------------------      Director
                 Michael S. McQuary

                          *                              Executive Vice President, Chief Financial
-----------------------------------------------------      Officer, Treasurer and Director (Principal
                 Michael G. Misikoff                       financial officer and principal accounting
                                                           officer)

                          *                              Director
-----------------------------------------------------
                   O. Gene Gabbard

                          *                              Director
-----------------------------------------------------
               Campbell B. Lanier, III

                          *                              Director
-----------------------------------------------------
                William H. Scott, III

             *By: /s/ MICHAEL S. MCQUARY
   -----------------------------------------------
                 Michael S. McQuary
                  Attorney-in-Fact